EXHIBIT 7.1

Statement Explaining How Certain Ratios Were Calculated in the Annual Report

1.	The operating ratio of Guangshen Railway Company Limited, or the Company, is the ratio of its total railway operating expenses in 2011 (in the amount of RMB 11,123.1 million, compared to RMB 10,481.5 million in 2010) to its total railway revenue in 2011 (in the amount of RMB 13,669.3 million, compared to RMB 12,580.9 million in 2010).

2.	The Company’s total railway operating income ratio is 1 minus the operating ratio.

3.	The Company’s overall operating income ratio is 1 minus the ratio of its operating costs in 2011 (in the amount of RMB 12,101.0 million, compared to RMB 11,327.3 million in 2010) to its business revenue in 2011 (in the amount of RMB 14,690.8 million, compared to RMB 13,484.4 million in 2010).